ANNUAL INFORMATION FORM
(“AIF”)

of

AUGUSTA RESOURCE CORPORATION
(the “Company” or “Augusta”)
Suite 555, 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2013
Dated: March 27, 2014

-i-

ITEM 1:	PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 27, 2014, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2013, being the date of the Company’s most recently audited financial year end. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board.

Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF contains information that constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont Project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and re-financings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this Directors' Circular is based on the reasonable expectations and beliefs of management as at the date of this Directors' Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company's common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors discussed in the section entitled “Risk Factors” in this AIF and disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this AIF.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this AIF, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this AIF and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information and consider such forward-looking statements or information, which speak only as of the date the statements were made, while considering the risks set forth below under the section “Risk Factors”.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum and certain of those defined terms are provided herein.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person	The term “qualified person” is an individual as such term is defined in NI 43-101.

Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Unless otherwise indicated, all resource and technical information of Augusta contained in this AIF or contained in any documents referenced in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

ITEM 2:	CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2900, Five Bentall Centre, 550 Burrard Street, Vancouver, BC, V6C 0A3. The Company’s head office is located at Suite 555, 999 Canada Place, Vancouver, BC, V6C 3E1. The Company also has an executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246. In addition, the Company’s wholly owned subsidiary, Rosemont Copper Company, has an office in Tucson, Arizona.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador and as such is required to make filings on a continuous basis thereunder. Such material information is available for inspection under Augusta’s issuer’s profile on SEDAR at www.sedar.com.

The Company’s fiscal year end is December 31 and its common shares trade in Canada on the Toronto Stock Exchange (“TSX”) and in the United States (“US”) on the NYSE MKT LLC (“NYSE MKT”) under the symbol “AZC”. The Company’s common shares also trade on the Frankfurt Stock Exchange (“FWB”) under the symbol “A5R”.

The Company has an unlimited number of common shares without par value authorized. At the date of this AIF, there were 145,388,035 common shares issued and outstanding, including 347,501 restricted common shares.

Subsidiaries

Currently, the Company has four wholly-owned material subsidiaries, being Augusta Resource (Canada) Corporation (incorporated in British Columbia), Augusta Resource (US) Corporation (organized under the laws of Nevada), Augusta Resource (US) Holding Corporation (organized under the laws of Nevada) and Rosemont Copper Company (organized under the laws of Arizona).

The Company’s ownership of the Rosemont Copper Company which holds the Rosemont copper project is indirect through a chain of Canadian and US subsidiaries (the “Rosemont Corporate Chain”). In September 2010, the Company entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”) to earn up to a 20% interest in the Rosemont joint venture (the “Rosemont JV”). At December 31, 2013, UCM had earned a 7.95% interest in the Rosemont JV.

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Company is engaged in the acquisition, exploration and development of natural mineral resource properties. Currently the Company’s only material property is the Rosemont copper property located in Pima County, Arizona (“Rosemont”, or the “Rosemont Property” or the “Rosemont Project”) acquired in 2005 subject to a 3% Net Smelter Return (“NSR”). The Rosemont Property is currently comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing leases. Rosemont is located approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets and is expected to be one of the largest copper mines in the U.S., accounting for approximately 10% of total U.S. copper production.

Rosemont Project – Updated Feasibility Study

In 2009 the Company completed a mineral resource and mineral reserve update which formed part of the Rosemont Copper Project Updated Feasibility Study (the “2009 Feasibility Study”) reconfirming Rosemont as an economically robust open pit copper/molybdenum mine with low development risk. The 2009 Feasibility Study also concluded that while Rosemont is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits. Between late 2011 and early 2012, Augusta completed a 12-hole, 18,649-foot diamond drilling program, and performed metallurgical testing. Drilling included six holes (7,698 feet) to collect metallurgical test samples, three exploration holes (5,466 feet) drilled to test geophysical targets, and three infill holes (4,711 feet), along with the additional sampling of core remaining from five older holes. The updated drill hole database was used to update the resource model in May 2012 and was the basis for the derivation of updated mineral reserves. An updated mineral resource estimate was issued on July 17, 2012 which included drill and assay information up to March 2012. On July 24, 2012 the Company announced an updated mineral reserve estimate and results from its NI 43-101 compliant feasibility study. The NI 43-101 technical report Updated Feasibility Study is dated August 28, 2012 (the “2012 Feasibility Study”).

A summary of the 2012 Feasibility Study can be found under the section “Material Mineral Property” below and the full report can be found on the Company’s website and under Augusta’s issuer profile on SEDAR at www.sedar.com.

Agreement with Silver Wheaton Corporation

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) under which the Company agreed to sell to Silver Wheaton silver and gold ounces equal to 100% of the payable silver and gold to be produced by the Company’s Rosemont Project. Silver Wheaton will pay Augusta upfront cash deposits of $230 million and payments of $3.90 per ounce of silver and $450 per ounce of gold delivered (escalated at 1% per annum commencing after 3 years of production), or the prevailing market prices, if lower, during the mine life. The drawdown of the cash deposits is subject to the Company receiving the final required permits and the arrangement of project financing.

Red Kite Loan

In April 2010, Augusta entered into an agreement for a $43 million senior secured loan (the “$43M Loan”) and a copper concentrate off-take agreement (the “Red Kite Copper Concentrates Sales Agreement”) with RK Mine Finance Trust I, formerly Red Kite Explorer Trust and RK Mine Finance Fund (“Red Kite”). The $43M Loan bears interest at LIBOR plus 4.5% compounded quarterly and matured on the earlier of April 21, 2012, or the date of closing of the Rosemont Project senior debt financing facility. The Company also had a one-time option to declare, by October 22, 2011, an extension to the maturity date by one additional year for a 2% fee. In exchange for Red Kite’s consent to execute the Rosemont JV Agreement (defined below) the one-time option was cancelled and the Company agreed to pay Red Kite $0.93 million for accrued interest to October 1, 2010. Under the Red Kite Copper Concentrates Sales Agreement, Augusta will supply Red Kite with 16.125% of Rosemont’s copper concentrate production per year until 483,750 dry tonnes of concentrate have been delivered. As part of the $43M Loan agreement the Company paid an origination fee of 2% and issued to Red Kite 1,791,700 warrants (the “Warrants”) exercisable at Cdn$3.90 per common share and expiring on April 22, 2013. Proceeds from the $43M Loan were used to retire the outstanding balance payable by Rosemont under a loan agreement with Sumitomo Corporation of America dated June 17, 2008 as amended. On April 20, 2012, the Company announced the closing of the one year extension on the $43M Loan thereby extending the maturity date of the loan to the earlier of April 21, 2013, or the closing of the senior debt financing for the Rosemont Project. In exchange for the extension, the Company agreed to extend the expiry date of the Warrants to April 22, 2014, and Rosemont committed to sell to Red Kite 80% of the annual copper cathode production of the Rosemont Project at market terms.

On October 5, 2012, the Company announced the closing of an increase in the $43M Loan by an additional $40 million (the “$40M Loan”) for an aggregate of US$83 million loan facility (the $43M Loan and the $40M Loan are referred to collectively herein after as the “$83M Loan”) with Red Kite. The terms for the $83M Loan include interest payable at LIBOR plus 4.50% and a final maturity date of July 21, 2014. The 1,791,700 Warrants were split into two tranches, each with the new exercise price of US$3.85 per common share (from Cdn$3.90). The expiry date for 1,374,951 Warrants was extended to July 22, 2015 and the expiry date for the remaining 416,749 Warrants remained unchanged at April 22, 2014. Since not all of the warrants were extended, the origination fee on the $40M Loan was increased from 2% to 2.2925%.

As part of this transaction Rosemont closed the amendment to the Red Kite Copper Concentrates Sales Agreement (“Amended Offtake Agreement”) under which Red Kite will purchase 20% of Rosemont’s gross annual copper concentrate production until 1.5 million tonnes has been delivered to Red Kite.

Concurrent with the closing of the $83M Loan and Amended Offtake Agreement, the Copper Cathode Purchase and Sale Agreement between Rosemont and an affiliate of Red Kite and the $10 million working capital facility between Augusta and Red Kite were cancelled and deemed null, with no liability to any of the parties.

On December 12, 2013, the Company closed a $26.6 million increase ("Additional Commitment") to the $83M Loan with Red Kite. The Additional Commitment and the $83M Loan total $109.6 million (are referred to collectively herein as the “Expanded Loan”). The terms for the Expanded Loan are substantially the same as the $83M Loan, including interest payable at LIBOR plus 4.50%. The Company has the option to extend the maturity date of the Expanded Loan by up to three months to no later than October 21, 2014, by making an extension fee payment to Red Kite. The extension fee is equal to 1.5% of the principal amount outstanding for each monthly period extended. In connection with the Expanded Loan, Augusta also issued a total of 3.3 million additional Warrants to Red Kite with an exercise price of $2.12 per common share. These additional Warrants expire on December 12, 2016.

JPAR LLC

On August 24, 2012, Cobre Verde Development Corporation, a wholly-owned subsidiary of the Company, and SICAN Inc. entered into a joint arrangement through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley Central Arizona Project Water Delivery System (“CAP WDS”), which is estimated to cost $24 million to construct. The purpose of the CAP WDS is to replenish Rosemont’s use of groundwater for its future mining operations from within the Town of Sahuarita and the community of Green Valley. The Company is responsible for funding 100% of the construction of the CAP WDS.

Topolobampo Facility

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“CVM”) was awarded a 25 year concession by the AdministraciÓn Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. The concession agreement was signed on September 6, 2013 and officially registered on December 20, 2013, with Secretaria de Comunicaciones y Transportes Mexico (“SCT”). The facility, which will be built on a 54,500 square meters site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships.

Basic engineering on the Topolobampo facility started in September 2013, and is expected to be completed in the second quarter of 2014 with construction expected to start in the third quarter of 2014. Under the terms of the Topolobampo concession the Company has 18 months following the registration and transfer of the concession to CVM, to complete engineering and construction of the facility and prepare for operations. A default in any of the terms of the Topolobampo concession may result in the Company losing the concession and the right to operate the facility.  The Company is currently working on finalizing the capital cost estimate on the Topolobampo facility which is currently estimated to be between $32 million to $40 million. To assist in obtaining funding for construction, the Company has engaged National Bank Financial Inc. as its financial advisor in connection with potential transactions involving direct or indirect investment by third parties in Cobre Verde. This process, and any potential transaction, is expected to conclude in the first half of 2014.

Convertible Unsecured Notes

On August 14, 2013, the Company entered into a Notes Purchase Agreement with Richard W. Warke, the Executive Chairman of the Company, and Kestrel Holdings Ltd., one of the Company's major shareholders, providing for the Company to issue an aggregate of Cdn$10 million in convertible unsecured notes (the “Notes”). The Company issued the full amount of the Notes in four tranches in September and October 2013. The Notes have a 5 year term, bear interest at 7% per annum, and have a conversion price equal to a premium of 30% above the volume weighted average trading price of the Company’s Common Shares on the TSX for the five trading days ending the last business day prior to the closing date of each tranche. Mr. Warke and Kestrel Holdings Ltd. each hold Cdn$5 million aggregate principal amount of the Notes.

Project Financing – Mandate Letter

On August 9, 2013, the Company’s wholly-owned subsidiary, Rosemont Copper Company, together with its joint venture partners, LG International Corp. and Korea Resources Corporation, announced the signing of a project financing mandate letter (the “Mandate Letter”) with a syndicate of 12 international financial institutions (the “Mandated Lead Arrangers” or “MLAs”). The Mandate Letter sets out an exclusive arrangement with the MLAs describing the activities needed to arrange a limited recourse loan facility for the construction of the Rosemont Project. The Mandate Letter also specifies the roles and responsibilities of the MLAs, appoints certain MLAs to agent roles and stipulates certain fees payable to the MLAs and agents. The due diligence process that the MLAs undertook following the signing of the Mandate Letter, which included a review of the Rosemont project by an independent engineering firm, has been substantially completed. The senior secured debt from the MLAs is expected to provide all of the debt required for the Rosemont Project.

HudBay Minerals Inc.

On August 27, 2010, the Company completed a private placement with HudBay Minerals Inc. (“HudBay”) for the sale of 10,905,590 units at Cdn$2.75 per unit for gross proceeds of approximately Cdn$30 million. Each unit consists of one common share and one-half of a Warrant. Each whole Warrant was exercisable into one common share at a price of Cdn$3.90 per common share for an eighteen month period expiring on February 27, 2012. HudBay exercised these Warrants on March 18, 2011, on notice by the Company accelerating the expiry of the Warrants to March 21, 2011.

On February 9, 2014, HudBay issued a press release that announced its intention to commence an unsolicited offer to purchase, for consideration of 0.315 of a common share of HudBay for each common share of Augusta, all of the issued and outstanding Augusta common shares, other than any such common shares held directly or indirectly by HudBay and its affiliates (the "HudBay Offer"). On February 10, 2014, HudBay filed its offer and accompanying take-over bid circular in respect of the HudBay Offer (the "HudBay Offer and Circular"). On February 11, 2014, HudBay formally commenced the HudBay Offer by advertisement.

On February 24, 2014, Augusta issued its directors' circular (the "Directors' Circular") in response to the HudBay Offer pursuant to which the board of directors of Augusta (the "Board of Directors" or the "Board"), based on its review and analysis of the HudBay Offer and acting on the advice of its legal advisors, Davies Ward Phillips & Vineberg LLP and Cravath, Swaine, & Moore LLP, and its financial advisors, Scotia Capital Inc. and TD Securities Inc., unanimously recommend that Augusta shareholders reject the HudBay Offer and not tender their common shares to the HudBay Offer. For more information on the process followed by the Board of Directors in making its recommendation to shareholders and for detailed reasons why the Board of Directors believes that the HudBay Offer is grossly inadequate and does not come close to recognizing the value and potential of Augusta and its Rosemont Project, please refer to the Directors' Circular, which is available under Augusta's issuer profile on SEDAR at www.sedar.com. Additional information in respect of the HudBay Offer, including a copy of the HudBay Offer and Circular is also available under Augusta's issuer profile on SEDAR at www.sedar.com.

The Board of Directors has also given its financial advisors and Augusta's management team a broad mandate to, among other things, manage a process of exploring and considering alternative strategic transactions to the HudBay Offer and to make recommendations to the Board of Directors on a regular basis in respect thereof. Augusta and its financial advisors have been approached by, and/or have initiated contact with, a number of third parties. These parties include those who had previously conducted site visits to the Rosemont Project and/or who have expressed an interest in considering a transaction. Discussions are ongoing and Augusta has established an electronic data room for purposes of providing confidential information to third parties who have entered into confidentiality agreements. The Board of Directors' efforts with respect to such strategic alternatives process are ongoing and, given the complexity of the situation, it is not yet possible to predict whether or when an alternative transaction that is superior to the HudBay Offer will emerge.

On March 17, 2014,  the Company responded to an announcement made by HudBay on March 14, 2014 that it had (i) extended its Offer to acquire all of the common shares of the Company that it does not already own to April 2, 2014, and (ii) waived the Offer’s minimum tender condition. The HudBay announcement also stated that HudBay plans to submit an application to the British Columbia Securities Commission to cease trade the Company’s shareholder rights plan in due course. The Company’s response (i) confirmed that its permitting process is progressing as planned with previous guidance remaining unchanged for receipt of both the 404 permit from the Army Corps of Engineers and the Final Record of Decision (“FROD”) from the U.S. Forest Service in the second quarter of this year, (ii) reminded shareholders that as long as Augusta's shareholder rights plan remains in effect, HudBay cannot take up any shares that might be tendered to its offer without triggering the rights, and (iii) noted that Augusta's

On March 27, 2014, the board of directors of the Company met and received an update on the Company’s strategic review process.   As of that date, nine interested parties, including a number of significant industry players, had signed confidentiality agreements and were in the process of conducting an extensive review of the materials in the Company’s electronic data room.  Site visits to the Company’s Rosemont Project are also scheduled to take place in the upcoming weeks.  In addition, the board of directors determined that the Company will hold an annual and special meeting of its shareholders on May 9, 2014 to have, among other things, shareholders consider the continuation of its existing shareholder rights plan until the following annual meeting of shareholders.

The Rosemont Copper Joint Venture

Rosemont Copper Company entered into an Earn-In Agreement on September 16, 2010, with United Copper & Moly LLC (“UCM”), a company formed by Korea Resources Corporation and LG International Corp. to hold its interest in the Rosemont Copper joint venture (the “Rosemont JV”). Pursuant to such Earn-In Agreement, UCM can acquire up to a 20% interest in the Rosemont JV by funding $176 million of project expenditures. UCM will fund a maximum $70 million for permitting, engineering, long-lead equipment purchases and ongoing support activities (collectively, “Pre-Construction Costs”) and the remaining $106 million to fund construction. UCM and Rosemont Copper Company have also entered into a Joint Venture Agreement to establish their roles and responsibilities in the Rosemont JV and agreed to enter into an off-take agreement for 30% of the copper concentrates and 20% of copper cathode and molybdenum concentrates produced annually by the Rosemont Project. To date UCM has funded the $70 million Pre-Construction Costs earning 7.95% interest in the Rosemont JV. The remaining $106 million will be released on a pro-rata basis with Silver Wheaton’s $230 million to fund construction.

Environmental/Permitting

Applications for the Rosemont Project's operations permits were initiated after delivery of the initial Mine Plan of Operations (“MPO”) to the U.S. Forest Service (“Forest Service”) in July 2007. As required under US federal law, the acceptance of the MPO by the Forest Service initiated the process of preparing an Environmental Impact Statement (“EIS”). Because the project is located on Forest Service lands, the Forest Service manages the EIS process and will issue the Final EIS ("FEIS") document. The Forest Service ultimately memorializes its decision in the Record of Decision for mining activities on public land. A Section 404 Permit will be issued by the U.S. Army Corps of Engineers (“ACOE”) for mining activities within jurisdictional waters of the United States.

Forest Service

During 2010, the Forest Service announced a delay in the release of the Draft EIS (“DEIS”). This delay allowed the Forest Service to complete additional studies and analysis which included a validation of groundwater modeling of development plan impacts. This adjustment to the DEIS schedule was necessary to allow the Forest Interdisciplinary Team and its third party contractors to complete a comprehensive evaluation.

On November 16, 2010, the Forest Service contractor delivered the internal agency review draft of the DEIS to the Forest Service that included additional analysis of plan alternatives for internal review. The Forest Service delivered copies of the review draft of the DEIS to the State of Arizona and other cooperating agencies for their final review on June 1, 2011. Upon completion of the various levels of review by the Washington and Regional Forest Service Offices and the cooperating agencies, the DEIS was printed and released to the public. The formal Notice of Availability (“NOA”) was issued on October 19, 2011 initiating a 90-day public comment period; the first public meeting was held on November 12, 2011. The final public hearing on the Rosemont DEIS was held on January 14, 2012, with a public comment submission deadline scheduled for January 18, 2012. Due to a technical problem with its computer system during the last hours available for submission of public comments, the Forest Service extended the comment submission period to January 31, 2012.

The Forest Service completed their review of the over 25,000 public comments received during the DEIS public comment period in the first half of 2012. The process to review and to prepare responses to the substantive comments was extensive. This culminated on July 1, 2013, with the USFS delivering a Preliminary Administrative FEIS for the Rosemont Project to the Local, State and Federal Cooperating Agencies for their comments. The Cooperating Agencies were initially given 30 days to provide their comments but due to the volume of reports and materials to review, the comment period was extended. This extension of the deadline to provide comments resulted in the USFS not meeting a September 27, 2013, target date for issuance of the FEIS and FROD. September 27, 2013 was the date when new regulations governing the USFS decision process came into effect and applied to all USFS decisions on Environmental Assessments and Environmental Impact Statements, including the Rosemont Project. Under the new decision process, the release of the FEIS and Draft Record of Decision ("DROD") starts a 45-day objection period to allow people who had submitted comments during the prior official comment periods during the EIS process an opportunity to file objections to the DROD. This is followed by a 45-day review period for the USFS to review and respond to the objections, with an option of one 30 day extension to the review period. The total objection and review period thus has a maximum statutory limit of 120 days after which the USFS will issue written responses to the objections and may include recommendations for changes to the DROD. After the review period, the FROD is issued. With this new process, there is no opportunity for additional review or administrative appeal of the FROD. The Company estimated that the new regulation delayed the completion of the USFS decision process by approximately four months.

On December 13, 2013, the Notice of Availability for the FEIS was published in the Federal Register and on December 16, 2013, the USFS issued a DROD which identified Alternative 4, the Barrel Alternative, as the preferred alternative in the FEIS.  The official start to the objection period was established as January 1, 2014.  The FEIS contained the biological opinion that was the result of consultation with the US Fish and Wildlife Service as well as a Memorandum of Agreement that memorialized the Section 106 process for consultation with the Native American Tribes. The Company now expects the FROD to be issued in the second quarter of 2014. The FROD will include the final conditions required for  an updated MPO, which must be submitted to the Forest Service prior to construction commencing on the Forest Service lands.

Corps of Engineers

During the DEIS public comment period, the ACOE completed its own 45-day public comment period for the draft Clean Water Act 404 Permit (the “404 Permit”) on January 19, 2012. As part of the 404 Permit comment process, the U.S. Environmental Protection Agency (“EPA”), as an advisory agency, submitted an interagency comment letter to the ACOE identifying the Rosemont permit as a candidate project for enhanced level of review by the EPA and ACOE. The EPA letter identified specific subject areas for the EPA to review in detail with ACOE. The Company continues to work with the ACOE and EPA teams to ensure that the EPA’s technical questions have been addressed fully, and that the 404 Permit conditions meet the Clean Water Act compliance standards. Although the EPA plays an important advisory role in the 404 Permit development process, the EPA does not actually issue the permit, which is reserved for the ACOE. The FEIS contained the ACOE 404(b)(1) alternatives analysis, which specified the barrel alternative as the Least Environmentally Damaging Practicable Alternative and identified the impacts that would require mitigation under the 404 Permit process. Rosemont is currently working with the ACOE to identify sufficient mitigation to mitigate the impacts identified.

Arizona Corporation Commission

In Arizona, the Arizona Corporation Commission (the “Corporation Commission”) regulates the location of high voltage power line routes through their Arizona State Line Siting Committee (the “Siting Committee”). The Siting Committee issued its Certificate of Environmental Compatibility (“CEC”) to the Tucson Electric Power Company on December 19, 2011, and the Corporation Commission reaffirmed that decision with minor amendments on June 12, 2012. The CEC specifies the selected route for the transmission line to the Rosemont Project, which runs parallel to the project's water pipeline.

State Land Department

Project utility corridors for power and water have been analyzed, and the preferred routes parallel existing roads across Arizona state lands. The State Land Department process to issue right of way for utility uses is in the final stages. This means the land survey descriptions have been finalized, the appraisals have been completed, and the State Land Commission is scheduled review the application. The Commission will meet to review the application and issue the right of way after the Forest Service issues the FROD.

Arizona Department of Environmental Quality - Air Permit

The Air Quality Permit establishes the conditions for construction and operation of facilities to ensure compliance with air quality standards and with emissions controls specified for mining operations. In July 2010, the Company applied for an air permit from the Pima County Air Quality Control District (“AQCD”) and in November 2012, the AQCD Control Officer notified the Company that the application was complete. On June 23, 2011, the Company filed a Notice of Intent to sue the AQCD for inaction and in August 2011, the AQCD issued a draft permit stating that the Company “met the requirements of the Pima County Department of Environmental Quality” as a minor source and a 90-day public comment period ensued. The draft permit was written by the AQCD with enforceable conditions that demonstrated compliance with all applicable regulations as a minor source. On September 2, 2011, Rosemont filed a lawsuit to compel the AQCD to take action on the permit application following the timelines as stipulated in the law. One day before the court deadline for the AQCD to respond to the Augusta’s filing of the lawsuit, on September 29, 2011, the AQCD issued a permit application denial, reversing its prior determination that Rosemont qualified as a minor source. On October 7, 2011, the Company filed a Notice of Appeal with the Pima County Air Quality Hearing Board (“Pima County AQHB”). A hearing with the Pima County AQHB was conducted in November 2011, and a decision to uphold the denial of the Rosemont air permit application was rendered on December 1, 2011, by the Pima County AQHB. At this point the Company took two separate paths for permitting 1) a legal path appealing the Pima County AQHB and 2) a permitting path with the Arizona Department of Environmental Quality (“ADEQ”).

On November 23, 2011, the Company submitted an application for a Class II Air Quality Control Permit with ADEQ. On January 25, 2012, the application was considered administratively complete signifying the start of the technical review process for the permit application. On July 5, 2012, the Superior Court issued its ruling declaring the Pima County AQHB’s decision as “arbitrary and capricious” and “contrary to law”. By August 6, 2012, ADEQ asserted complete jurisdiction over Rosemont’s Air Quality Permit due to the confusion and uncertainty caused by the inappropriate denial of the Air Quality Permit application by the Pima County AQCD resulting in the receipt by Rosemont of the draft Air Quality Permit. On January 31, 2013, the Rosemont received an Air Quality Class II Synthetic Minor Permit from the ADEQ (“Air Permit”). The Air Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements.

The issuance of the Air Permit resulted in an appeal by project opponents and a judge from the Arizona Office of Administrative Hearings (“OAH”) held hearings on the issues raised. These hearings concluded in August 201,3 and closing argument filings, which continued to November 27, 2013. Rosemont is expecting the ruling on the Air Permit during the first quarter of 2014. The Company intervened in this appeal and provided technical support to the Arizona Department of Environmental Quality (“ADEQ”) as well as a legal defense of the Air Permit. The Air Permit is considered final and in force, even while it is undergoing a review as per State of Arizona administrative procedures.

Arizona Department of Environmental Quality - Aquifer Protection Permit

On April 10, 2012, the Company announced ADEQ issued the Aquifer Protection Permit (“APP”), which establishes the operating standards and controls so that operations do not degrade groundwater. After the APP issuance, project opponents appealed ADEQ's decision with the Arizona Water Quality Appeals Board. A judge with the OAH heard the appeal during fall and winter of 2012 resulting in 150 findings of face and 33 conclusions of law all supporting ADEQ's permit decision. On July 8, 2013, the Arizona Water Quality Appeals Board upheld a judge’s affirmation of Rosemont's APP. After the Company received this favorable ruling, the appellants appealed the decision and filed a lawsuit seeking to overturn the decision. The appeal is limited to process and to those issues raised in front of the Water Quality Appeals Board. Initial filings are due during the first quarter of 2014; however, no date has been set for appearances in court. The APP permit remains in force as issued, during the challenge process.

Summary

Augusta has received seven of the eight major permits for the Rosemont Project and expects the final major permit, the ACOE's 404 Permit will be issued by the end of the second quarter of 2014. Negotiations with the ACOE are presently underway to finalize mitigation for the 404 permitting process. To date, the ACOE has completed its analysis of the impacts and has concurred with the US Forest Service regarding the alternatives selections. After the FEIS was released, Rosemont worked on finalizing mitigation and has provided the ACOE with information regarding mitigation plans. Review and comments on those plans by the ACOE is expected to be completed by early in the second quarter of 2014 with plan finalization and permit issuance later that same quarter.

Once the 404 Permit and the FROD are completed, all mitigation operating, monitoring and management plans will be submitted to the Forest Service for approval prior to breaking ground.  To ensure there are no delays, the Company continues its work on updating the MPO and all associated plans to conform them to the Record of Decision, readying them for submission upon receipt of the FROD.  Necessary field activities such as archaeological investigations and endangered species surveys will take place as soon as approvals are received.  This will allow Rosemont to commence construction in the second half of 2014.

The completion of project financing and re-commencement of detailed engineering is now expected to occur in the third quarter of 2014.

Engineering

Detailed engineering, including earthwork, civil and structural design, have been adjusted to the revised permitting timeline. The project management team continues to work on the project execution plan. M3 Engineering, CDM Smith and Schedule Corp. LLC have been engaged to provide, respectively, engineering and procurement, construction management and project management services.

Ongoing discussions with vendors are being held with respect to transportation, storage, offloading facilities, and smelters for the copper and molybdenum concentrates as well as logistics for deliveries during the construction phase of the project.

Director Change and Human Resource Activities

In June 2011, the shareholders of the Company elected John R. Brodie to its Board of Directors bringing exceptional financial oversight and governance experience to the Company’s Board and Audit Committee. In November 2012 the Company appointed Mr. Robert P. Pirooz to its Board of Directors bringing over twenty years of legal experience focused in the mining sector with a particular strength in strategic transactions to the Company’s Board.

Following Mr. Brodie’s passing in February 2013, the Board appointed Lenard F. Boggio to the Board of Directors on June 26, 2013 replacing Mr. Brodie’s as the Chairman of the Audit Committee. Mr. Boggio was the Mining Leader for PricewaterhouseCoopers (“PwC”) and a senior member of PwC’s Global Mining Industry Practice until his retirement in May 2012. Mr. Boggio holds a B.A. and B. Comm. from the University of Windsor, Ontario and is a member of the Institute of Chartered Accountants of British Columbia and Ontario. He also holds a CPA in Illinois and is a member of the State Boards of Accountancy of Illinois and Washington State and holds an ICD.D designation and is a member of the Institute of Corporate Directors.

Over the course of the last three years, the Company has hired additional personnel and promoted personnel within the organization both at the executive and operational levels and will continue to do so to meet the construction time line for the Rosemont Project. In September 2010, the Company opened an office in Toronto, Ontario when it hired Letitia Cornacchia as the Company’s Vice President, Investor Relations and Corporate Communications. In November 2010, the Company further enhanced its executive team by appointing Charles Magolske as Vice President, Business Development. Promotions within the organization during 2011 included Rodney Pace as Executive Vice President in addition to his role as Chief Operating Officer, James Sturgess as Senior Vice President, Corporate Development and Government Affairs, Purni Parikh as Vice President, Corporate Secretary and Katherine Arnold as Vice President, Environment and Regulatory Affairs. In May 2012, the Company appointed Joseph Longpré as Senior Vice President and Chief Financial Officer following Mr. Raghu Reddy’s retirement.

Ongoing Support Activities

Since the commencement of permitting activities, the Company has maintained an active community relations program that includes emphasizing the economic benefits of the Rosemont Project to the region, supporting local and regional activities, and maintaining a community outreach program.

Augusta’s Objectives for 2014

Augusta’s key objectives for 2014 are to work towards completing the EIS process and receiving the FROD necessary to construct and operate the Rosemont Project. To accomplish this, Augusta will have to secure all remaining required regulatory permits through the federal, state and local regulatory process while maintaining an active community relations program, including support of local and regional activities. In addition, Augusta will need to advance detailed engineering, including earthwork, civil and structural design and advance project management and start construction activities upon completion of the regulatory permits. The Company plans to hire additional project and operations personnel as the Company prepares for the start of construction. The Company aims to remain within budget for construction through year end while maintaining acceptable industry safety standards. In addition basic engineering on the Topolobampo facility is expected to be completed in the second quarter of 2014 with construction expected to start in the third quarter of 2014. The Company will also continue to advance project financing for the Rosemont Project that will see 65% of the estimated capital cost to be covered by equipment, concentrate off-take and bank debt financings. A portion of the Rosemont project capital cost will come from Silver Wheaton’s $230 million upfront cash deposits for the sale of all of Rosemont’s silver and gold produced from Rosemont and UCM’s $106 million tranche 2 investment to earn an additional 12% interest in the Rosemont Project. The Company continues to search for growth opportunities in addition to its Rosemont Project.

ITEM 4:	NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory or development stage and are thus non-producing and consequently do not generate any significant operating income or cash flows from operations. Currently, the Company’s only material property is the Rosemont Project located in Pima County, Arizona, which is in the final stages of permitting. The Company expects the FROD to be issued in the second quarter of 2014 with construction scheduled to start in the second half of 2014. Rosemont is expected to be one of the largest copper mines in the U.S., accounting for approximately 10% of total U.S. copper production.

Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of mine construction, permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. It may be difficult to locate competent employees and consultants in such fields. So far, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so. In the event the Company cannot hire or retain specific technical personnel it may result in delays and increased costs as the Company proceeds with its planned business activities.

Competitive Conditions

Competition in the mining industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to volatility of the metal prices. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The Company’s operations are related and sensitive to the market price of copper and, to a lesser degree to other metal prices such as molybdenum, silver and gold. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rate, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials. The Company has no revenue and does not expect to generate any revenues until completion of construction at the Rosemont Project and Rosemont reaches commercial production in 2017. As a result, the Company relies on equity and debt financing to finance its business activities and any adverse global economic crisis may cause a detrimental effect on the Company’s ability to raise equity and debt financings.

Environmental

The Company adheres to its Environmental, Health and Safety Policy.

The Company’s Rosemont Property is up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However, as the Rosemont Property reaches a stage of commercial viability, the Company will be required to comply with federal, state and local regulations prior to entering commercial production.

Employees

As at December 31, 2013, the Company had 7 employees in the Vancouver, British Columbia office, 3 employees in its Toronto, Ontario office, 10 employees in the Glendale, Colorado office and 38 employees in Tucson, Arizona office of which 2 are part time employees. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis. Certain employees in the Toronto, Vancouver and Glendale offices also have responsibilities with other publicly traded companies and the Company only pays for its share of the costs of these employees. The Company’s employees operating out of Glendale and Tucson are employed through Rosemont. Upon finalization of the permitting process, the Company will embark on a significant hiring program to ensure there is adequate staffing and that the staff is fully trained in time for commercial production.

Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should invest in the common shares of the Company. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

The Company has a history of losses and anticipates that it will continue to incur operating losses for the foreseeable future.

The Company has historically incurred loss from operations as set out in its financial statements, including the consolidated statements of comprehensive loss contained in its annual audited consolidated financial statements for the year ending December 31, 2013.

As the Company’s only material property is the Rosemont Property, the Company continues to assess other strategic opportunities for acquiring, exploring, advancing and developing mineral properties. The Company does not anticipate that it will earn any significant revenue from its operations until Rosemont reaches commercial production in 2017.

The Company will require additional capital to fund its business plans.

Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production in 2017. Augusta will require project financing to be in place by the time the FROD is issued, which is expected to occur in the second quarter of 2014. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

The Company has historically depended on distributions of its securities to fund its working capital and funding requirements.

Historically, the Company has raised funds principally through the sale of its securities. Additional equity financing would cause dilution to Augusta’s existing shareholders. In addition, the unrestricted resale of outstanding common shares from the exercise of dilutive securities may have a depressing effect on the market for the Company’s common shares. As at the date of this AIF, 145,388,035 common shares of Augusta were issued and outstanding, including 347,501 restricted common shares. In addition, Augusta had outstanding 211,668 restricted share units, 5,949,834 stock options, 5,091,700 Warrants convertible into common shares; and Cdn$10 million aggregate principal amount of Notes which if exercised for common shares on the date of this AIF, the Company would have to issue 3,699,520 common shares.

The Company could lose its only material property in the event of a default under the Red Kite Loan Agreement.

The Company’s obligations under the loan agreement entered into with Red Kite are secured by the common shares and assets of Rosemont Copper Company, which holds title to the Company’s only material property, The Rosemont Project. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt under the Expanded Loan, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont Property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and Augusta’s shareholders could lose their entire investment.

The Company’s Joint Venture Agreement with UCM could result in the possibility of deadlock

Under the Joint Venture Agreement with UCM, a number of important project decisions (including program and budget approval, the replacement of the operator and the terms and conditions of project financing) require unanimous approval of the parties, which means that each party to the Rosemont JV has a right to veto any of these decisions, which could lead to a deadlock.

The Company may be subject to risks relating to the global economy.

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Augusta’s access to capital or increase the cost of capital.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Increased market volatility may impact the Company’s operations which could adversely affect the trading price of the Company’s common shares.

The Company has no history of production and may never place any of its properties into production.

The Company’s properties are not in commercial production, and the Company has never recorded any revenues from mining operations. The Company expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond its control. The Company may not generate any revenues or achieve profitability.

The Company’s exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the conduct of exploration programs. The Company is currently advancing detailed engineering work in preparation for construction and as such it is largely beyond the exploration stage for its Rosemont Property. The success of mineral exploration and development is determined in part by the following factors:

  the identification of potential mineralization based on analysis;
  the availability of exploration permits;
  the quality of the Company’s management and its geological and technical expertise; and
  the capital available for exploration and development.

Substantial expenditures and time are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Company’s exploration and development projects have not had any revenues from operations upon which to base estimates of future operating costs or future revenues from operations. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated.

Any of the following events, among others, could affect the profitability or economic feasibility of a project, unanticipated changes in grade and tonnage of ore to be mined and processed, unanticipated adverse geotechnical conditions, incorrect data on which engineering assumptions are made, costs of constructing and operating a mine in a specific environment, availability and costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface tenure on which to locate processing and refining facilities, adequate access to the site, including competing land uses (such as agriculture and illegal mining), unanticipated transportation costs, and accidents, labour actions and force majeure events.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investments in the Rosemont Property and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont Project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Production and cost estimates may be worse than anticipated.

The decision by the Company to proceed with the development of the Rosemont Project was initially based on economic projections determined as part of a feasibility study completed in mid 2007 which was later supported by an updated feasibility study completed in January 2009 and further updated in July/August 2012. Included in these projections were estimates for metal production and capital and operating costs. Failure to achieve these production, capital and operating cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

Litigation may adversely affect the Company’s assets.

The Company may be involved in disputes with other parties in the future, which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Title to the Company’s properties may be subject to other claims.

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

The Company is subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at the Rosemont Property have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources and proven and probable mineral reserves including many factors beyond the Company’s control. The estimation of mineral resources and mineral reserves is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until a deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect the Company’s business and planned operations.

The Company believes the Rosemont Project complies with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont Property land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the US, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of any future mining operations at the Rosemont Property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company will require exploration and mining permits and licences.

No guarantee can be given that the necessary exploration and mining permits and licences will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed. Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

The Company’s operations are subject to environmental risks.

All phases of the Company’s operations are subject to federal, state and local environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at its mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then the Company may become subject to liability for hazards that it may not be insured against or for cleanup work that may not be insured.

The Company’s common shares may be subject to price and volume fluctuations and the market price for the common shares of the Company may drop below the price at which such common shares were purchased.

In recent years, securities markets have experienced considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily related to the operating performance, underlying asset values, exploration success or prospects of such companies. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which Augusta trades, suggest the trading price of the common shares will continue to be volatile. There can be no assurance that such fluctuations will not affect the price of Augusta’s common shares and that the price of such common shares may decline below the purchase price paid for such common shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

The Company does not insure against all risks.

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Any metal price hedging activities undertaken by the Company may also limit the price that it can realize on such metals.

Other than in respect of the silver and gold purchase arrangement entered into with Silver Wheaton, the Company has no hedges in place against volatility in the metal prices. The Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the prices of metal and to minimize the effect of declines in prices on results of operations for a period of time. Although hedging activities may protect a company against low metal prices, they may also limit the price that can be realized on the relevant metal that is subject to forward sales and call options where the market price of the relevant metal exceeds the price in a forward sale or call option contract.

The Company may incur losses associated with foreign currency fluctuations.

The Company reports its financial statements in U.S. Dollars (“USD”) with operations in the U.S., Canada and Mexico. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. A portion of the operating and capital expenditures are in local currencies any may negatively impact our financial results by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company is exposed to are the Canadian dollar and the Mexican pesos. In order to mitigate this exposure, the Company maintains a portion of its cash balances in these currencies. The Company’s balance sheet also includes various monetary assets and liabilities, some of which are denominated in foreign currencies. These balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our consolidated statements of comprehensive loss.

The Company is dependent on its key personnel.

The Company’s success depends on its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and cannot be certain that it will be able to attract and retain such personnel.

The Company’s officers and directors may have potential conflicts of interest.

Certain of the Company’s directors and officers serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the Company’s needs, will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the Company’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company provides indemnity and protection to its directors and officers.

Section 7 of Augusta’s By-Law No. 1 provides that Augusta shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Augusta’s request as a director or officer of a body corporate of which Augusta is or was a shareholder or creditor against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment. Thus, Augusta may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

The Company does not intend to pay dividends.

Augusta has never paid a dividend to its shareholders and intends to retain its cash for the continued development of its business. Augusta does not intend to pay cash dividends on its common stock in the foreseeable future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell the Company’s common shares in the secondary market.

The Company faces increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s common shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Material Mineral Property

The following is a narrative description of the Company’s only material property.

The Rosemont Property and the 2012 Feasibility Study

The following summary of the Rosemont Property is based on or extracted directly from the 2012 Feasibility Study.

Property

The Rosemont Copper Project is a planned copper mining development, containing appreciable molybdenum and silver by-products that is being developed by Augusta. The development is situated within the Rosemont Mining District on the northeastern flank of the Santa Rita mountain range and extends into the Helvetia Mining District on the western flank of the range. The Rosemont Property consists of patented lode claims, unpatented lode claims, and fee lands comprising approximately 19,800 acres (8,012 hectares). Rosemont has also acquired 15 parcels that are more distal from the project area for infrastructure purposes, comprising an additional 300 acres (121 hectares).

Mining activity in the Helvetia and Rosemont Mining Districts dates to the mid-1800s, and by the 1880s production from mines on both sides of the Santa Rita Mountains supported the construction and operation of the Columbia Smelter at Helvetia, on the western side, and the Rosemont Smelter in the Rosemont Mining District on the eastern side. Production ceased in 1951 after production of about 227,300 tons of ore containing an estimated 17.3 million pounds of copper, 1.1 million pounds of zinc and 180,760 ounces of silver.

The copper mineralization of the Rosemont deposit is primarily sulfide with an overlaying cap of oxide mineralization. The sulfide ore will be mined through conventional open pit mining techniques. Sulfide ore will be processed by crushing, grinding, and flotation to produce a copper concentrate product and a molybdenum concentrate product for market. This property will employ a conventional SAG mill/flotation circuit processing 75,000 short tons per day, equivalently indicated as either stpd or tpd.

Ownership

Augusta signed an option agreement on the Rosemont Property in 2005. During the option period, Augusta completed a two-phase drilling program in 2005 and 2006. With the potential at the property, in March of 2006 Augusta completed the purchase of a 100% interest in the Rosemont property subject to a 3% Net Smelter Return (NSR). Pursuant to an Earn-in Agreement, UCM can acquire up to 20% interest in the Rosemont JV. To date UCM has earned 7.95% interest. For more details regarding the Rosemont JV refer to the Rosemont Joint Venture under “General Development of the Business”.

Location

The Rosemont copper-molybdenum-silver deposit is located in Pima County, Arizona, USA on the northeastern flank of the Santa Rita Mountains approximately 30 miles southeast of the city of Tucson, Arizona. The Rosemont Property occupies flat to mountainous topography at a surface elevation ranging from 4,000 feet to 6,290 feet and at geographical coordinates of approximately 31° 50’ N and 110° 45’ W.

Accessibility, Climate, Local Resources Infrastructure and Physiography

The eastern portion of the property is easily accessible from the city of Tucson by traveling Interstate Highway I-10 approximately 25 miles (40 kilometres) east to its intersection with Arizona State Highway 83, then continuing south for approximately 11 miles (18 kilometres) where Highway 83 crosses the Rosemont Property. From Highway 83, a number of unimproved dirt roads access various locations on the property. The western portion of the property is accessible from Tucson by following Interstate Highway I-19 south about 20 miles (30 kilometres) to the town of Sahuarita, then east 10-15 miles (20 kms) along any of a number of unpaved roads that lead to the property. The city of Tucson, Arizona provides the nearest major rail roads and air transport services to support the project.

Weather presents no significant difficulties to mining operations in the area. The semi-arid climate, typical of the Arizona-Sonoran Desert, produces an average of about 17.7 inches annual rainfall within a 30 mile radius of the project area, mostly during the monsoon season from July through September. Temperatures range from about 25ºF to 115ºF (-4ºC to 45ºC).

Sufficient mining personnel are available within commuting distance of the site. Tucson, Arizona is a city in excess of 500,000 people with a well known history of mining in the area. The proximity of the property to the metropolitan Tucson area allows for the convenient transportation of workers, equipment, and supplies to the site using established roads.

The project site is on Arizona State Route 83 (South Sonoita Highway), approximately eleven miles south of Interstate 10 (I-10). The Union Pacific mainline east-west railroad route passes through Tucson, Arizona and generally follows Interstate I-10. The Port of Tucson has rail access from the Union Pacific mainline consisting of a two mile siding complimented by an additional 3,000 foot siding. The Port of Tucson is approximately 24 miles from the project site and can trans-load materials and supplies received by rail to trucks for delivery to the site. The Tucson International Airport is located approximately 29 miles from the project site and in close proximity to Interstate highways I-10 and I-19. The power supply to the Rosemont mine and production facilities falls within the Tucson Electric Power Company and TRICO Electric Cooperate Inc. service territories. The most viable source of water supply for the project is from groundwater from various aquifers in the region.

The Rosemont Property is located within the northern portion of the Santa Rita Mountains that form the western edge of the Mexican Highland section of the Basin and Range Physiographic Province of the southwest Unite States. Vegetation in the project area ranges from mesquite and grasses in the lower elevations to oak, pine and juniper in the mountains.

Geology and Mineralization

The Rosemont deposit is typical of the porphyry/skarn copper class of deposits. Similar to many other southwestern US deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. Disseminated sulfide mineralization occurs primarily in the altered Paleozoic skarn units and to a lesser extent in the altered intrusive units. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units.

Exploration and Sampling

Exploration of the Rosemont deposit by previous companies consisted of 179 drill holes for a total of 210,200 feet. Since 2005, Augusta has drilled an additional 87 holes for a total of 132,525 feet. In 2005, Augusta carried out a 15-hole, 27,402-foot diamond drilling program. In 2006, Augusta completed a 40-hole, 68,727-foot diamond drilling program, consisting of resource, geotechnical, and metallurgical holes. Also in 2006, Augusta did extensive resampling and assaying of historic drill holes to fill-in missing data needed for resource calculations. In 2008, Augusta completed a 20-hole, 17,522-foot diamond drilling program, along with the sampling of ten geotechnical holes that had been drilled in 2006, but had not been sampled. Augusta recently completed a 12-hole, 18,649-foot diamond drilling program, along with the additional sampling of core from five older holes. The recent drilling included six holes (7,698 feet) drilled to collect metallurgical test samples, three exploration holes (5,466 feet) drilled to test geophysical targets, and three infill holes (4,711 feet) drilled in support of a revised resource calculation. The results of all of these drilling programs have been used to estimate the mineral resources presented in this report.

The historic drilling was conducted by major companies using industry standard procedures of the time and has since been validated by Augusta under the direction of various Qualified Persons. The newer Augusta work has been conducted using standard industry protocols, including Quality Assurance/Quality Control procedures, all under the supervision of Qualified Persons. It is believed that the resulting drill hole database is reliable and can be confidently used in the estimation of the Rosemont resource and reserves.

Additional exploration conducted in 2011 included deep-penetrating induced polarization geophysical surveys (Titan 24). The results identified a number of anomalous responses that may be indicative of potential mineralization. During late 2011/early 2012 the western end of one of the anomalies was partially drill tested, intercepting variable mineralization near the top of the anomaly.

Mineral Resource

The mineral resource estimation work was performed by Susan Bird, M.Sc., P. Eng. a Senior Associate at MMTS and an independent Qualified Person under the standards set forth by NI 43-101 (CIM, 2005). The resource is estimated using a 3-dimensional geologic model of all known lithologies and zones to create a block model encompassing the project area. The mineral resource estimates are effective as of July 17, 2012.

Drill hole data including Cu, Mo and Ag grades is incorporated into the modeling by creating 50’ bench composites, corresponding to the planned bench height and elevations. Statistical and geostatistical analyses have been used to:

1.	determine domain boundaries

2.	determine the capping values used to restrict the outlier range of influence during interpolation

3.	determine the rotational and kriging parameters required for interpolation

4.	determine appropriate sets of composites to use during interpolation that will preserve the tonnage-grade distribution of the data while allowing internal smoothing to account for dilution

In addition, several validation procedures have been performed on the Rosemont resource model. These checks include a comparison of mean grades as a global grade bias check, a set of swath plots to compare the nearest neighbor grades to the modeled copper (Cu), molybdenum (Mo), and silver (Ag) grades, visual comparisons of drill hole assay and composite data with the modeled grades in section and plan, and verification of the change of support adjustment. Based on the results of this validation, it is the Qualified Person’s opinion that the Rosemont resource model is globally unbiased and is appropriate for use in pit optimization and long range mine planning.

A Lerchs-Grossman (“LG”) pit shell having a 45-degree slope angle has been applied to the three dimensional block model to ensure reasonable prospects of economic extraction for the reported mineral resources. Metal prices used for the resource pit are $3.50/lb Cu, $15/lb Mo and $20/oz Ag. The mining costs used in the resource pit optimization for ore are $0.777/ton and for waste is $0.882/ton, with processing plus general and administration (“G&A”) costs of $4.90/ton for sulfide/mixed material and processing costs of $3.03/ton for oxide material. These costs are in line with those developed for use in the mineral reserves.

For the reporting of the in-situ resource by equivalent copper (EqvCu) within the LG pit shell, the metallurgic recoveries, metal prices, and resulting net smelter prices (NSPs) used, are summarized in Table 1:

Table 1: Base Case Recoveries, Metal Prices and Resulting Net Smelter Prices

Metal	Metal Price	Oxides		Mixed		Sulfide
		NSP	Recovery	NSP	Recovery	NSP	Recovery
Cu	$2.50 /lb	$2.425 /lb	65%	$2.078 /lb	40%	$2.078 /lb	86%
Mo	$15 /lb	0	0	$13.095 /lb	30%	$13.095 / lb	63%
Ag	$20 /oz	0	0	$17.111 /oz	38%	$17.111/oz	80%

The equivalent copper grades are calculated based on the above information, resulting in the following equations for each metallurgical zone:

Sulfide:	EqvCu%	=	Cu%	+ (Mo% * 0.63 * 13.095) +	(AgOPT * 0.80 * 17.111)
				(0.86 * 2.078)	(0.86 * 2.078 * 20)

Mixed:	EqvCu%	=	Cu%	+ (Mo% * 0.30 * 13.095) +	(AgOPT * 0.38 * 17.111)
				(0.40 * 2.078)	(0.40 * 2.078 * 20)

Oxide:	EqvCu%	=	Cu%

The in-situ resource is classified as Measured, Indicated or Inferred corresponding to Canadian National Instrument 43-101 standards (CIM, 2005). The resource by equivalent copper grade for the Rosemont deposit is summarized in Table 2 for Measured, Indicated, Measured+Indicated, and Inferred mineral resources, along with the base case equivalent copper values for each zone (oxide, mixed, sulfide). These cutoffs are sufficient to cover the processing plus G&A costs for the sulfide and mixed material ($4.90/ton) and the processing costs of the oxide material ($3.03/ton), at the expected metallurgical recoveries.

The measured and indicated mineral resource presented here is inclusive of the mineral reserve presented in the Mineral Reserve section. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Due to the uncertainty that may be associated with Inferred mineral resources it cannot be assumed that all or any part of inferred mineral resources will be upgraded to an Indicated or Measured resource.

Table 2: Base Case Mineral Resource by Classification and Zone

Class	Zone	Tons (millions)	Cu Eqv (%)	Cu (%)	Mo (%)	Ag (opt)
Measured	Oxide Mixed Sulfide	30.3 13.1 334.6	0.17 0.64 0.56	0.17 0.59 0.44	--- 0.006 0.015	--- 0.05 0.12
Indicated	Oxide Mixed Sulfide	33.1 36.8 534.7	0.16 0.56 0.48	0.16 0.51 0.37	--- 0.007 0.014	--- 0.05 0.11
Measured+Indicated	Oxide Mixed Sulfide	63.4 50.0 869.4	0.17 0.58 0.51	0.17 0.53 0.40	--- 0.007 0.014	--- 0.05 0.11
Inferred	Oxide Mixed Sulfide	1.1 10.1 128.5	0.15 0.43 0.49	0.15 0.39 0.40	--- 0.006 0.013	--- 0.02 0.10

Base Case cutoff grades: oxide 0.10%CuEqv, mixed 0.30% CuEqv, sulfide 0.15%CuEqv.

Augusta’s 2012 drilling campaign at the Rosemont Deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 919.3 million tons of measured and indicated, sulfide and mixed mineral resources grading 0.51% CuEqv, 0.41% Cu, 0.014% Mo, and 0.11 ounces per ton Ag, at a 0.15% CuEqv cutoff for sulfide and 0.30% CuEqv cutoff for a minor mixed component. An additional 138.6 million tons of inferred sulfide and mixed mineral resources are estimated at a grade of 0.49% CuEqv, 0.40% Cu, 0.012% Mo, and 0.10 ounces per ton Ag, at the same cutoffs. Sulfide and mixed material can be combined as metallurgical testwork of the mixed material indicates that it can be processed with the sulfide material to produce a concentrate. Augusta’s recent drilling program and resource modeling was successful in converting significant tonnages of material previously classified as inferred into measured and indicated resource.

In addition, geologic and metallurgical studies conducted by Augusta have shown the potential for considering the oxide copper mineralization that overlies the sulfide deposit. Estimated measured and indicated oxide mineral resources total 63.4 million tons grading 0.17% Cu, at a 0.10% CuEqv cutoff (for oxide % CuEqv = % Cu). An additional inferred oxide mineral resource of 1.1 million tons grading 0.15% Cu is present, using the same cutoff. Oxide material could potentially be processed by heap leaching to recover the copper.

The classification of currently inferred sulfide and oxide mineral resources can potentially be improved with further drilling. Additional mineral resources may be found in extensions to the north and down-dip of the Rosemont deposit. Mineralization is also known to occur at Broadtop Butte, which could potentially be added as a satellite development. Further mineralization also occurs in the Copper World and Peach-Elgin deposits on the Rosemont Property.

Mine Reserves & Mine Plan

The Rosemont deposit is a large tonnage, copper-molybdenum deposit located in close proximity to the surface and amenable to open pit mining methods. The proposed pit operations will be conducted from 50-foot high benches using large-scale mining equipment.

The mine has a 21-year life, with sulfide ore to be delivered to the processing plant at an initial rate of 75,000 tpd. Provisions are included to increase production to 90,000 tons of ore per day (tpd) in year 12 of operations. Seven mining phases have been defined for the extraction sequence for the Rosemont deposit. The phase development strategy consists of extracting the highest metal grades along with the minimum strip ratios during the initial years to maximize the economic benefits of the ore-body.

The mineral reserve estimates presented in this report were prepared by Mr. Robert Fong, P.Eng., Principal Mining Engineer for Moose Mountain Technical Services. Mr. Fong meets the requirements of an independent Qualified Person under NI 43-101 standards. The mineral reserve estimates are effective as of July 24, 2012.

Proven and probable mineral reserve estimates and waste rock for the Rosemont deposit are summarized by mining phase in Table 3.

Table 3: Combined Proven and Probable Mineral Reserves by Phase

Phase	Sulfides >= 4.90 $/ton NSR Cut-off					Waste Ktons	Total Material Ktons	Strip Ratio
	Ktons	NSR $/t	TCu %	Mo %	Ag oz/t
1	61,546	22.38	0.50	0.016	0.14	142,729	204,275	2.32
2	27,169	17.24	0.40	0.011	0.09	84,526	111,695	3.11
3	42,418	19.37	0.40	0.020	0.13	59,553	101,971	1.40
4	42,699	21.54	0.49	0.013	0.14	100,709	143,408	2.36
5	79,845	21.64	0.50	0.013	0.13	156,603	236,448	1.96
6	241,477	17.99	0.42	0.014	0.12	411,973	653,450	1.71
7	172,052	19.16	0.42	0.015	0.11	287,362	459,414	1.67

Total	667,206	19.42	0.44	0.015	0.12	1,243,455	1,910,661	1.86

(NSR values are based on metal prices of $2.50/lb Cu, $15.00/lb Mo and $20.00/oz Ag.)

The pit design reflects an optimum pit at metal price of $1.88 /lb Cu, $11.07 /lb Mo, and $14.87/oz Ag. Proven and probable sulfide mineral reserves within the designed final pit total 667 million tons grading 0.44% Cu, 0.015% Mo and 0.12 oz Ag/ton. There are 1.24 billion tons of waste materials, resulting in a stripping ratio of 1.9:1 (tons waste per ton of ore). Total material in the pit is 1.9 billion tons. Contained metal in the sulfide (proven and probable) mineral reserves is estimated at 5.88 billion pounds of copper, 194 million pounds of molybdenum and 80 million ounces of silver. No mineralized oxide materials are in the ore reserves, they are included with the waste materials.

Nearly 46% of the sulfide mineral reserves in the Rosemont ultimate pit are classified as proven and the remainder (54%) is considered probable. The classifications are based on the exploration drilling in the Rosemont deposit. All of the mineral reserve estimates reported above are contained in the mineral resource estimates presented in Section 14.

The Rosemont ultimate pit contains approximately 24 million tons of inferred sulfide mineral resources that are above the $4.90/ton NSR cutoff value for sulfides. These resources are included in the waste estimates presented in Table 3. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded. Mineral Processing & Metallurgical Testing

The earliest existing records of metallurgical testing are from the period 1974 to 1975, at which time grinding and flotation tests were performed. In the first half of 2006, Augusta initiated test work to provide a better understanding of the metallurgy of the Rosemont deposit and establish the design criteria for the design of a process facility. Additional test work was conducted in 2012 on new drill core obtained from the Augusta drilling program in December 2011.

The representative ore samples were tested to determine grinding and flotation criteria. The test work indicates a process of crushing and grinding the ore to 80% passing 105 micron size distribution followed by bulk flotation to recover copper and molybdenite minerals. A molybdenite concentration circuit to treat the bulk flotation concentrate will be able to produce a molybdenite concentrate.

An estimate of metal production in concentrate for the first 21 years of plant operation was prepared from the results of flotation test work. The estimates of annual metal recovery are presented in Table 4.

Table 4: Estimated Metal Recovery by Year of Production

Estimated Metal Recovery by Year of Production
Production Year	Recovery %
	Cu	Mo	Ag
1	89.8	65.0	77.5
2	89.8	65.0	77.5
3	89.8	65.0	77.5
4	84.1	34.2	72.6
5	84.1	34.2	72.6
6	84.1	34.2	72.6
7	84.1	34.2	72.6
8	90.6	78.7	78.2
9	90.6	78.7	78.2
10	84.8	74.3	73.9
11	82.1	72.2	71.8
12	84.4	73.9	73.5
13	84.0	56.7	73.1
14	85.5	57.2	74.3
15	89.1	58.6	76.9
16	89.1	58.6	76.9
17	89.1	58.6	76.9
18	89.1	58.6	76.9
19	89.1	58.6	76.9
20	89.1	58.6	76.9
21	89.1	58.6	76.9

Recovery Methods

Sulfide ore will be transported from the mine to the primary crusher by off-highway haulage trucks then conveyed to the concentrator facilities. Copper concentrate produced at the concentrator facility will be loaded into highway haul trucks and transported to a rail transloading facility.  The majority of the copper concentrate is then expected to be transported by rail to port export facilities at either Guaymus, Mexico, or the Company’s Topolobampo facility, where it will be loaded onto ocean-going vessels for delivery to overseas markets.  Some portion of the copper concentrate may be delivered by either truck or rail to North American concentrate smelters and metal refineries. Molybdenum concentrate produced at the concentrator facility will be bagged and loaded onto trucks for shipment to market.

The process selected for recovering the copper and molybdenite minerals can be classified as “conventional”. The sulfide ore will be crushed and ground to a fine size and processed through mineral flotation circuits.

Environmental

Permitting for the Rosemont Copper Project involves federal approvals and requires compliance with the National Environmental Policy Act. This in turn requires an Environmental Impact Statement and compliance with the Endangered Species Act and the National Historic Preservation Act. A Mine Plan of Operation was submitted to the US Forest Service on July 11, 2007 to initiate the EIS and start the permitting process. Major federal permits required to construct and begin operation of the Rosemont Project includes an Environmental Impact Statement Record of Decision from the USFS permitting the use of Federal lands and a Clean Water Act Section 404 permit for discharge of fill material to on-site washes. Major state permits include an Aquifer Protection Permit, a 401 Certification, and an Arizona Pollution Discharge Elimination System general storm water permit. The only major local permit required is a Pima County Clean Air Act Title V air quality permit. Other permits which do not affect the timeline for project permitting and subsequent start up include explosives permits, nuclear instrumentation licenses, hazardous waste identification, tracking numbers and spill control plans. A list of permits is provided in Section 20 NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated August 28, 2012.

Economic analysis

Operating Costs

The mine operating costs were derived from equipment hours and cycle times developed by Moose Mountain from their mine plan. Rebuild costs for major equipment were generated from vendor supplied component replacement schedules and URS Energy and Constructions’ data base for similar projects and equipment. Mining costs supplied by others were checked by URS who built the estimate and is the responsible Qualified Person. The average life of mine operating costs for the mining operation is $1.23 per ton mined. These costs include: clearing of vegetation, removal of topsoil, drilling, blasting, loading, hauling, road and dump maintenance, re-grading, mine operations supervision, craft labor and subcontractor costs.

Mill process operating costs for the life of mine average $4.27/ton of mill ore which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services.

The average life of mine operating cost for the supporting facilities and general administrative expenses is $0.59/ton of mill ore. The supporting facilities include laboratory, safety and environmental, accounting, human resources, security and the general manager’s office. Also included is an endowment, railcar lease, and CAP water.

The life of mine average site direct operating cost estimate by cost center is shown in Table 5 below. All costs are estimated in second quarter 2012 Dollars at an accuracy of ± 10%.

Table 5: Summary of Average Life of Mine Operating Costs

Annual Cost ($000)
Mining	$106,000
MillOperations&Maintenance	$134,407
SupportFacilitiesandG&A	$18,484

Total	$258,891

Initial Capital Cost

The total capital cost estimate to design, construct and commission the Rosemont facilities is estimated to be $1,060.4 million for the sulfide plant. The estimate includes the direct field cost for constructing the project at $870.6 million as well as $189.8 million for the indirect costs associated with the design engineering, procurement and construction, commissioning, spare parts, contingency, power line gross-up tax, and excludes owner’s cost. All costs are expressed in second quarter 2012 Dollars at an accuracy of ± 10% with no allowance provided for escalation, interest, foreign currency, hedging, or financing during construction.

Financial Analysis

The Rosemont Project economics were prepared using a discounted cash flow model. Costs are in constant second quarter 2012 Dollars with no provisions for escalation. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is 21 years. The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit. The estimates of capital expenditures and site production costs have been developed specifically for this project.

Metal sales prices used in the evaluation are listed in Table 6.

Table 6: Base Case and Historical Metals Prices

	60/40 Weighted Average *	3 Year Historical Average
Copper	$3.50 / pound	$3.56 / pound
Molybdenum	$14.19 / pound	$15.06 / pound
Silver	$3.90 / ounce	$3.90 / ounce
Gold	$450.00 / ounce	$450.00 / ounce

*60/40 weighted average of the 36 month historic price and the 24 month futures price forecast
Silver and gold metal prices are set from the Silver Wheaton agreement

In addition to the above metal sales price cases, a case of long term metal prices was also evaluated. Long term metal prices are shown in Table 7 below.

Table 7: Long Term Metals Prices

Copper	$2.62/lb
Molybdenum	$15.00/lb
Silver	$3.90/oz
Gold	$450.00/oz

The after-tax financial results for the three metal pricing scenarios are shown in Table 8.

Table 8: Financial Indicators (After Tax)

	Base Case (60/40 split)	Historical 36 Months	Long Term Metal Prices
NPV 0%	$7,257.5	$7,498.4	$4,554.4
NPV 5%	$3,645.8	$3,776.4	$2,256.0
NPV 8%	$2,507.6	$2,603.1	$1,529.4
IRR	37.9%	38.8%	30.9%
Payback Years	2.3	2.2	2.4

Conclusions & Recommendations

The Rosemont deposit resource and mineral reserves have increased with the additional drilling campaign in 2012. Metallurgical recoveries improved slightly for copper with the additional metallurgical testing. Metal prices have improved since the 2009 Feasibility Study update; however, silver and gold prices used in this update are lower reflecting an agreement with Silver Wheaton for a forward sale of gold and silver. The after-tax NPV, IRR, and payback indicators are also improved over the previous 2009 update.

With the improved economic indicators, the Rosemont Copper Project should continue with the design engineering and construction of the facilities as soon as the permitting effort allows.

ITEM 5:	DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which 144,552,776 common shares, including 505,001 restricted common shares, were issued an outstanding as at December 31, 2013 and 145,388,035 common shares, including 347,501 restricted common shares, were issued an outstanding as at March 27, 2014.

Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share, in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Company’s common shares.

Shareholder Rights Plan and Issuance of Share Purchase Rights

On April 18, 2013, the Board of Directors adopted a Shareholder Rights Plan and authorised the issue of one right (a "SRP Right") in respect of each outstanding common share of the Company to shareholders of record as at 5:00 p.m. (Vancouver time) on April 30, 2013. The Shareholder Rights Plan was ratified, confirmed and approved by the shareholders of Augusta at a special meeting held for such purpose on October 17, 2013. The Shareholder Rights Plan is intended to ensure, to the extent possible, that all shareholders and the Board of Directors have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, to provide the Board of Directors with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of Shareholders in connection with any unsolicited take-over bid. The Shareholder Rights Plan also encourages any potential acquirer to proceed either by way of a Permitted Bid (as such term is defined in the Shareholder Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

The Shareholder Rights Plan is hereby incorporated by reference and can be found under Augusta's issuer profile on SEDAR at www.sedar.com.

As of the date of this AIF, the Board of Directors has determined to temporarily defer the separation time for the SRP Rights from the common shares of the Company in respect of the HudBay Offer, which is not a Permitted Bid under the Shareholder Rights Plan, in accordance with the terms of the Shareholder Rights Plan.

ITEM 7:	MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company currently trade on the TSX and NYSE MKT. The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for the TSX and NYSE MKT.

High and Low Prices and Volume on a Monthly Basis for Fiscal 2013
	TSX			NYSE MKT
Period	High Cdn$	Low Cdn$	Volume	High U.S.$	Low U.S.$	Volume
December 2013	1.81	1.30	1,236,900	1.70	1.20	3,549,600
November 2013	2.24	0.48	11,143,100	1.93	1.01	10,467,800
October 2013	2.18	1.85	2,120,700	2.11	1.81	2,566,900
September 2013	2.25	1.80	2,541,100	2.19	1.72	2,339,800
August 2013	2.35	1.95	929,600	2.25	1.85	2,775,000
July 2013	2.41	2.06	574,400	2.38	2.10	1,361,900
June 2013	2.60	2.13	693,300	2.49	1.90	1,511,700
May 2013	2.72	2.31	1,379,400	2.67	2.21	1,454,900
April 2013	2.76	2.13	3,564,200	2.74	2.07	2,235,600
March 2013	2.79	2.59	1,266,600	2.72	2.51	986,100
February 2013	2.90	2.53	2,749,400	2.91	2.48	1,467,900
January 2013	2.71	2.26	803,300	2.76	2.25	2,408,900

Prior Sales

During the year ended December 31, 2013, the Company granted 1,525,000 stock options exercisable at between Cdn$2.16 and Cdn$2.62 and which expires between March 26, 2018 and June 26, 2018. During this same period the Company also granted 170,000 of restricted share units and Cdn$10 million aggregate principal amount of Notes. At the date of this AIF Augusta had outstanding 5,949,834 stock options, 5,091,700 Warrants, 211,668 restricted share units and Cdn$10,000,000 aggregate principal amount of Notes. In respect of the stock options, 4,204,488. The outstanding stock options are exercisable at between Cdn$0.97 and Cdn$4.45 and expire between December 16, 2004 and December 3, 2018. The Company also issued 3,300,000 Warrants, in connection with the closing of a loan facility with Red Kite, at an exercise price of US$2.12 per share expiring on December 12, 2016.

ITEM 8:	DIRECTORS AND OFFICERS

The following were the directors and officers of Augusta at December 31, 2013:

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Timothy C. Baker(2) (3) Toronto, ON, Canada	Director of the Company; Corporate Director since December 2010. Executive VP and Chief Operating Officer of Kinross Gold Corporation to October 2010.	Not Applicable	September 11, 2008
Lenard F. Boggio(1) (4) North Vancouver, BC, Canada	Director of the Company; Partner of PricewaterhouseCoopers LLP from 1988 and senior member of the firm’s mining industry group in Vancouver until his retirement from the firm in May 2012.	Not Applicable	June 26, 2013
Gilmour Clausen Denver, CO, USA	President, CEO and Director of the Company.	April 18, 2005	March 28, 2005

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
W. Durand Eppler(1) (2) (3) Denver, CO, USA	Director of the Company; Founding partner of New World Advisors, LLC and Sierra Partners, LLC.	Not Applicable	June 15, 2005
Christopher M.H. Jennings(1) Grand Cayman, Cayman Islands, BWI	Lead Director of the Company; Corporate Director since 2007.	Not Applicable	April 15, 2002
Robert P. Pirooz(3) (4) Vancouver, BC, Canada	Director of the Company; General Counsel and Director for Pan American Silver Corp.	Not Applicable	November 9, 2012
Robert P. Wares(2) Montreal, QC, Canada	Director of the Company; Various
capacities for Osisko Exploration Ltd.
including Executive VP Resource
Development, Executive VP and Chief
Operating Officer, and Chief Geologist
	during the past five years.	Not Applicable	April 26, 1999
Richard W. Warke West Vancouver, BC, Canada	Executive Chairman and Director of the Company; Chairman and CEO of Wildcat Silver Corporation; Executive Chairman of Ventana Gold Corp. to March 2011;	February 1, 1996	February 1, 1996
Joseph Longpré Toronto, ON, Canada	Senior VP and CFO for the Company; Corporate Vice President advising on M&A and project finance transactions at URS Corporation to April 2012.	May 7, 2012	Not Applicable
James A. Sturgess Centennial, CO, USA	Senior VP Corporate Development and Government Affairs of the Company;	October 1, 2005	Not Applicable
Rodney O. Pace Tucson, AZ, USA	Executive VP and Chief Operating Officer of the Company and President and CEO of Rosemont Copper Company.	January 1, 2008	Not Applicable
Katherine Arnold Tucson, AZ, USA	VP, Environment and Regulatory Affairs of the Company; Director of Environmental and Regulatory Affairs of the Company to April 2011;	April 1, 2011	Not Applicable
Letitia Cornacchia Toronto, ON, Canada	VP, Investor Relations and Corporate
Communications of the Company,
Wildcat Silver Corporation and Plata
Latina Minerals Corporation since
September 2010 for Riva Gold Corp to
May 2013 and for Ventana Gold Corp. to
March 2011. Director of Investor
Relations at Yamana Gold. to September
	2010.	September 27, 2010	Not Applicable
Gordon Jang Vancouver, BC, Canada	VP, Corporate Controller of the Company.	March 1, 2009	Not Applicable

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Charles Magolske Denver, CO, USA	VP, Corporate Development and Marketing of the Company since November 2010. Vice President of Business Development and Strategy for FreightCar America to 2009.	September 15, 2010	Not Applicable
Lance C. Newman Highlands Ranch, CO, USA	VP, Project Development of the Company.	August 2, 2006	Not Applicable
Purni Parikh Burnaby, BC, Canada	VP, Corporate Secretary of the Company, Wildcat Silver Corporation and Plata Latina Minerals and for Ventana Gold Corporation to March 2011.	July 22, 1999	Not Applicable
Mark G. Stevens Denver, CO, USA	VP, Exploration of the Company.	December 1, 2008	Not Applicable

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)

Mr. John Brodie passed away on February 24, 2013. Due to the unexpected passing of Mr. Brodie the Company appointed Mr. Robert P. Pirooz to the Audit Committee on March 8, 2013. On June 8, 2013, upon his appointment to the Board of Directors, Mr. Boggio was appointed to the Audit Committee.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

As at the date of this AIF, the directors and officers of the Company, as a group owned, directly or indirectly, or exercised control or direction or voting rights over 14,464,392 common shares representing 9.94% of the total number of common shares outstanding. In addition, the directors and officers of the Company, as a group held, held 347,501 restricted common shares, 5,115,000 stock options, 211,668 restricted share units and a Cdn$5.0 million aggregate principal amount of Notes.

Cease Trade Orders and Bankruptcies

Except for as provided below, no director or executive officer of the Company is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007, in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008, and the MCTO was revoked on January 8, 2008. Robert Wares, director of the Company, is and was at the time the order was issued a director of Wildcat.

Except as provided below, no director of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Robert P. Pirooz, a director of the Company, was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”). On December 23, 2008, within a year following Mr. Pirooz’s resignation from the board of directors of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act. Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

Gil Clausen, the CEO and a director of the Company was formerly a director of Jaguar Mining Inc. (“Jaguar”). On December 23, 2013, approximately 9 months after Mr. Clausen notified the board of directors of Jaguar that he would not stand for re-election at its annual shareholders’ meeting in June 2013, Jaguar commenced proceedings under the Companies’ Creditors Arrangement Act ;in respect of a restructuring of its debt. As at the date of this AIF, the proceedings are continuing.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company. Please refer to the subheading entitled “Risk Factors – Augusta’s officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

In addition, the Company issued a Cdn$5.0 million aggregate principal amount of Notes to Richard W. Warke, the Executive Chairman of the Company, pursuant to the Notes Purchase Agreement entered into on August 14, 2013. Please refer to the subheading entitled “Three-Year History – Convertible Unsecured Notes” under Item 3 of this AIF for further details.

ITEM 9:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2013, and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited consolidated financial statements for the year ending December 31, 2013, which is incorporated here by reference and available under Augusta’s issuer profile on SEDAR at www.sedar.com.

Legal Proceedings and Regulatory Actions

To the best of the Company's knowledge, the Company is not aware of any material legal proceedings to which it is a party or to which its property or properties is subject, nor is it aware that any such proceedings are contemplated. During the Company’s most recently completed financial year, there are no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

ITEM 10:	TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Investor Services Inc. located at 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9, Canada with co-agent offices in Toronto, Ontario and Glendale, Colorado.

ITEM 11:	MATERIAL CONTRACTS

The only material contracts entered into by the Company during the year ended December 31, 2013, or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

(a)

Precious Metals Purchase Agreement between the Company, Augusta Resource (Barbados) SRL, Silver Wheaton (Cayman) Ltd. and Silver Wheaton Corp. dated as of February 10, 2010, described under the heading “General Development of the Business”;

(b)	Joint Venture Agreement made between Rosemont Copper Company and United Copper & Moly LLC dated September 16, 2010, described under the heading “General Development of the Business”;

(c)

Earn-In Agreement made between Rosemont Copper Company and United Copper & Moly LLC in respect of the Rosemont Project, Pima County Arizona made as of September 16, 2010, described under the heading “General Development of the Business”; and

(d)	Shareholder Rights Plan adopted by the Board of Directors on April 18, 2013, described under the heading “Description of Capital Structure”.

Each of these contracts is available under Augusta’s issuer profile on SEDAR at www.sedar.com.

ITEM 12:	INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

a)

Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver B.C., V7Y 1C7, and the Company’s independent auditors provided an auditor’s report dated March 31, 2014, in respect of the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012;

b)

Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation was the principal author responsible for the overall preparation of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated August 28, 2012;

c)

Ms. Susan C. Bird, M. Sc. P. Eng., of Moose Mountain Technical Services was responsible for Sections 7 through 12, Section 14, and Section 23 of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated August 28, 2012;

d)

Mr John Ajie, P.E. of URS Washington Division was responsible for the mining capital and operating costs in Section 21 of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated August 28, 2012;

e)

Mr. Thomas L. Drielick, P.E. of M3 Engineering & Technology Corporation was responsible for Section 13 and Section 17 of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated August 28, 2012; and

f)

Mr. Robert Fong, P.E. of Moose Mountain Technical Services was responsible for Section 15 and Sections 16.1 to 16.6 of this report of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated August 28, 2012.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts.

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta.

ITEM 13:	AUDIT COMMITTEE INFORMATION

Audit Committee Information

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

During the year ended December 31, 2013, the Company’s audit committee was comprised of the following directors, Lenard F. Boggio, (Chair, since June 26, 2013), Christopher M.H. Jennings and W. Durand Eppler. All are independent and financially literate as defined in MI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows: Mr. Boggio, the Chair of the Audit Committee was the Mining Leader for PricewaterhouseCoopers (“PwC”) and a senior member of PwC’s Global Mining Industry Practice until his retirement in May 2012. Mr. Boggio holds a B.A. and B. Comm. from the University of Windsor, Ontario and is a member of the Institute of Chartered Accountants of British Columbia and Ontario. He also holds a CPA in Illinois and is a member of the State Boards of Accountancy of Illinois and Washington State and holds an ICD.D designation and is a member of the Institute of Corporate Directors.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a VP of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital, Ltd. from 2002 to 2004. He earned a BA from Middlebury College and a MS from the Colorado School of Mines. He serves as a director of Vista Gold Corporation and Golden Minerals Company.

Dr. Jennings brings more than 50 years of experience in geology, mineral exploration, and mine development and operations to the Augusta Board. He has directed exploration projects throughout the world, and has been involved in the discovery of several gold mines and diamond and base metal deposits. Formerly the President and Chairman of Southern Era Resources and the Chairman of Southern Era Diamonds Inc., Dr. Jennings has served on the Boards and Committees of the Board of numerous exploration and mining companies, publicly listed and private companies in Canada, U.K., Australia and South Africa throughout his lengthy career. These include Augusta Resource, SouthernEra Resources, SouthernEra Diamonds, Messina Ltd, Southern Platinum, Tsodilo Resources, Kimberley Diamond Coy, Tribute Minerals Corp., Naka Ltd, Repadre Resources, Reunion Resources, Aber Resources Life Science Nutritionals among others. He has taken course work in Financial and Managerial Accounting through the University of S. Africa.

Pre-approval Policy

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chair of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to Cdn$25,000 per engagement.

External Auditor Service Fees

The aggregate fees billed in Canadian dollars by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit related Fees (2)	Tax Fees(3)	All Other Fees
2012	$290,909	-	$61,360	-
2013	$310,000	$32,373	$46,100	-

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements, which are not included under the heading “Audit Fees”.

(3)	Corporate income tax advisory and planning fees.

ITEM 14:	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available under Augusta’s issuer profile on SEDAR at www.sedar.com.

In addition, copies of documents may be obtained from the Company by contacting the Company at Suite 555, 999 Canada Place, Vancouver, B.C., V6C 3E1, telephone (604) 687-1717, fax (604) 687-1715.

APPENDIX 1

AUGUSTA RESOURCE CORPORATION
(the “Corporation”)

AUDIT COMMITTEE CHARTER

ARTICLE 1
OVERALL PURPOSE/OBJECTIVES

1.1

The Audit Committee (the “committee”) will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the board of directors of the Corporation (the “Board”) in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of the external auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

1.2	To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

ARTICLE 2
AUTHORITY

2.1

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of company officers at meetings as appropriate. The committee will have the authority to engage such independent counsel and other advisers as it deems necessary to carry out its duties. The committee will also have authority to obtain advice and assistance from any officer or employee of the Corporation.

ARTICLE 3
 FUNDING

3.1	The Corporation will provide appropriate funding, as determined by the committee, for payment of:

	(a)	compensation to the Corporation's external auditors, as well as any other accounting firm engaged to perform audit, review, financial and accounting advisory services for the Corporation;

(b)	any independent counsel or other adviser retained by the committee; and

(c)	ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The committee will promptly report to the Board its engagement of any advisor, including the scope and terms of such engagement.

ARTICLE 4
ORGANIZATION

4.1	Membership.

	(a)	The Committee will be comprised of not less than three members of the Board.

(b)

All of the members of the committee will meet the applicable independence and experience requirements of the law, including MI 52-110 of the Canadian Securities Administrators (“MI 52-110”), Sarbanes-Oxley, Rule 10A-3 under the Securities Exchange Act of 1934 (the “1934 Act”), the rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the NYSE MKT LLC (the “NYSE MKT”) (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(c)

One of the members of the committee will be a “financial expert” as defined in SEC rules, pursuant to the requirements of the SEC and NYSE MKT (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

	(d)	Each member of the committee is able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement and cash flow statement.

(e)

Each member of the committee will be appointed by the Board on an annual basis immediately following each annual general meeting of the shareholders of the Corporation, and will serve at the pleasure of the Board or until the earlier of:

(i) the commencement of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires;

(ii) the death of the member; or

(iii) the resignation, disqualification or removal of the member from the committee or from the Board.

The Board may fill any vacancy in the membership of the committee.

	(f)	If not appointed by the Board, the chairman of the committee will be elected by the committee from among their members from time to time.

(g)

A quorum for any meeting will be a majority of the members of the committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the committee will be by the affirmative vote of a majority of the members of the committee, or by consent resolutions in writing signed by each member of the committee.

	(h)	The secretary of the committee will be such person as may be appointed by the committee.

4.2	Attendance at Meetings.

	(a)	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)

The external auditor is entitled to receive notice of, and to be present and participate at, all meetings of the committee, and may be expected to comment on the financial statements in accordance with best practices.

(c)

Meetings of the committee will be held at least on a quarterly basis. Special meetings may be convened by any member of the committee, by either the Chief Executive Officer or the Chief Financial Officer of the Corporation, or by the external auditors, as required.

	(d)	The proceedings of all meetings of the committee will be minuted.

ARTICLE 5
ROLES AND RESPONSIBILITIES

5.1	The committee will:

	(a)	be directly responsible for:

		(i)	the selection of a firm of external auditors to be proposed for election as the external auditors of the Corporation,

		(ii)	the oversight of the work of the Corporation’s external auditors, who will be required to report directly to the committee,

		(iii)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Corporation, and

		(iv)	if deemed appropriate by the committee, the replacement of the incumbent external auditors;

	(b)	consider and oversee the independence of the external auditors, including:

		(i)	reviewing the range of services provided in the context of all consulting services bought by the Corporation,

	(ii)	requiring receipt by the committee of an annual formal written statement from the Corporation's external auditors delineating all relationships between the external auditors and the Corporation,

	(iii)	discussing with the external auditors any such relationships that may impact the objectivity and independence of the external auditors, and

	(iv)	otherwise taking all appropriate actions as required to oversee the independence of the external auditors;

(c)

assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit of the Corporation every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the NYSE MKT;

(d)

be responsible for the pre-approval of all audit services and permissible non- audit services to be provided to the Corporation (or any of its subsidiaries) by the external auditors, subject to any exceptions provided by applicable laws, including the 1934 Act, and the rules of the SEC promulgated thereunder, provided that such pre-approval authority may be delegated by the committee to any member of the committee who is both “independent” and “unrelated” on the condition that any such pre-approval must be presented to the committee at its first scheduled meeting following any such approval;

(e)

consult with the external auditors, senior management, internal auditing staff (if any) of the Corporation and such other advisers as the committee may deem necessary regarding their evaluation of the adequacy of the Corporation's “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board in connection therewith;

(f)	be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE MKT and the SEC;

(g)	establish procedures for:

	(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and

	(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the 1934 Act, the rules of the SEC or the NYSE MKT;

(h)	ensure that the Corporation follows regulatory requirements with regards to the hiring of employees or former employees of the Corporation’s external auditors;

(i)	gain an understanding of whether internal control recommendations made by the external auditors have been implemented by management;

(j)	gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

(k)	review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives;

(l)	review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary thereon;

(m)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the Corporation’s financial statements;

(n)	review any legal matters which could significantly impact the financial statements as reported on by the general counsel or management and meet with outside counsel whenever deemed appropriate;

(o)

review the annual and quarterly financial statements, the related management discussion and analysis and any related news releases and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements, the related management discussion and analysis and news releases be approved and issued;

(p)	pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

(q)	focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

(r)	review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment;

(s)	meet with management and the external auditors to review the annual financial statements, the results of the annual audit and any recommendations by the auditors in connection therewith;

(t)	assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i) actual financial results for the interim period varied significantly from budgeted or projected results,

(ii) generally accepted accounting principles have been consistently applied,

(iii) there are any actual or proposed changes in accounting or financial reporting practices,

(iv) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(u)	review, prior to the commencement of each annual audit:

(i)

the external auditors' proposed audit plan (including the scope, focus areas, timing and key decisions, and general approach underlying the audit plan) and ensure no unjustifiable restriction or limitations have been placed on the scope thereof, and

(ii) the appropriateness and reasonableness of the proposed audit fee;

(v)

meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls;

(w)	endeavour to cause the receipt and discussion, on a timely basis, of any significant findings and recommendations made by the external auditors;

(x)	ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(y)	if necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist in any such investigations;

(z)	review and assess the adequacy of this charter, on an annual basis, and provide any suggested amendments or updates to the Board for review and approval;

(aa)

work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee; and

(bb)	generally, perform other functions as may be requested from time to time by the Board.

Adopted by the Board of Directors
on May 17, 2013